

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 5, 2006

Mr. Ian T. Bothwell
Vice President, Chief Financial Officer, Treasurer and Assistant Secretary
Rio Vista Energy Partners L.P.
820 Gessner Road, Suite 1285
Houston, TX   77024

> **Re: Rio Vista Energy Partners L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed April 6, 2006**
> **File No. 000-50394**

Dear Mr. Bothwell:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis, page 23

Critical Accounting Policies, page 45

1.   We note that you have identified five areas of accounting that you regard as critical, due to the significant level of management judgment and estimates required to determine various assumptions underpinning their application, and

which under different conditions, could lead to material differences in your financial statements. However, the disclosures that you provide appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. In other words, the critical accounting policies that you disclose appear to have critical judgment and estimation attributes, but the disclosures do not sufficiently address these attributes.

Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

(a)   An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

(b)   An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

(c)   An analysis of your specific sensitivity to change, based on outcomes that are reasonably likely to occur and have a material effect.

Please refer to FRC Section 501.14 for further guidance.

Financial Statements

Note A – Organization, page 53

2.   We note your disclosure indicating that as a result of your spin off from Penn Octane on September 30, 2004, you have presented results of operations and cash flows from October 1, 2004 forward. Given that your own operations prior to the transfer were insignificant relative to the operations assumed, and you effectively succeeded to substantially all of Penn Octane's pipeline, terminal assets and related business in Brownsville, Texas and Matamoros, Mexico, it appears that the acquired business would constitute a predecessor entity, as defined in Rule 12b-2 of Regulation 12B. Accordingly, please revise your financial statements to comply with Item 3-02(a) of Regulation S-X. Additionally, your MD&A discussion, and any other related disclosures, should be modified to correspond with your revised financial statement presentation.

Note B – Summary of Significant Accounting Policies, page 54

3.   Disclose the nature of your restricted cash balances, and the reasons you characterize changes in your restricted cash as a financing activity.

Revenue Recognition on Sales of LPG, page 57

4.   Please expand your disclosure to explain how the recognition of revenue corresponds to the physical conveyance of product or rendering of service, for each significant type of revenue-generating activity. Discuss any significant estimates involved that might have a material effect on revenues if actual results differ from the estimates.

Controls and Procedures, page 81

5.   We note your disclosure indicating that you conducted an evaluation of internal controls, in addition to your required evaluation of disclosure controls and procedures; although you also explain that you are not required to complete an annual evaluation pursuant to Section 404 of the Sarbanes Oxley Act until the year ended December 31, 2007.

        Please modify your disclosure to clarify how your evaluation of internal controls compares to the evaluation of internal controls over financial reporting that will be required under Item 308(a) of Regulation S-K.

        Additionally, although you disclose that there were no significant changes in your internal controls subsequent to the date of your evaluation, you need to address any change during the quarter preceding the evaluation to comply with Item 308(c) of Regulation S-K.

Closing Comments

 As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, staff accountant, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief